Mail Stop 4561

November 7, 2006

By U.S. Mail and Facsimile to (212) 444-7530

Mr. Vishal Garg
Chief Financial Officer
MRU Holdings, Inc.
1114 Avenue of the Americas, 30th Floor
New York, New York 10036

   Re: **MRU Holdings, Inc.**
       Form 10-KSB for the Fiscal Year Ended June 30, 2005
       Form 10-KSB for the Fiscal Year Ended June 30, 2006
       File No. 000-33487

Dear Mr. Garg:

   We have reviewed your response filed with us on August 9, 2006 and have the following additional comments. Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the period ended June 30, 2005 (Transitional Period)

Note 5: Stockholders' Equity
Preferred Stock, page F-12

   1. We note your response to prior comment 2. We have considered your responses to our prior comments and the views expressed by the Company, its auditors, and representatives in a call with the staff on October 4th regarding the

Company's accounting for the Preferred Stock. The Company's common stock did have trading activity at the date the preferred shares were issued.

Management's valuation considered the market price of the Company's common stock, because the preferred stock is convertible into common stock, and applied a discount due to the size of the block of shares of common stock into which the preferred stock was convertible. Management applied the discounts in the belief that the quoted price of the common stock was unreliable because the common stock was thinly traded, evidencing to them that the market was not active. In addition, management believed that the market could not readily absorb the increase in trading if all of the preferred stock was converted into common stock in light of the historical trading volume. The Company believes their methodology for measuring the fair value of the preferred stock issued under the agreement is in accordance with GAAP.

There are many instances where GAAP states that available quoted market prices are evidence of the fair value of a financial instrument. Following are some of the references in GAAP that discuss required use of a quoted market price:

- Paragraph 5 of FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments*, indicates that the fair value of a financial instrument is the amount at which the instrument could be exchanged, requiring the use of a quoted market price if available.
- Paragraph 58 of Statement No. 107 rejects the suggestion that an active market does not exist in cases where a stock is thinly traded.
- Paragraph 58 of Statement No. 107 further states that quoted market prices, even in thin markets are relevant measures of fair value.
- Paragraph 3a of Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, states "The fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by the National Quotation Bureau. Restricted stock does not meet that definition."

References in GAAP also preclude blockage discounts, for example:

- Paragraph 6 of Statement No. 107 indicates that "the quoted price for a single trading unit in the most active market is the basis for determining market price and reporting fair value…even if …a market's normal volume for one day might not be sufficient to absorb the quantity…"
- Question 50 of the FASB Staff Implementation Guide to Statement 115, *Accounting for Certain Investments in Debt and Equity Securities*, states that adjusting the quoted market price is not permitted when determining fair value; and
- Footnote 3 of EITF 98-5, *Accounting for Convertible Securities with Beneficial Conversion Features or contingently Adjustable Conversion Ratios*, states that quoted market prices should not be adjusted to reflect large block factors; the issue also gives guidance in instances where a quoted market price is *not available*.

GAAP is clear that quoted market prices, exclusive of adjustments for large block factors and irrespective of a thin trading market, are the best evidence of fair value. As such, we believe your accounting for the beneficial conversion feature of the preferred shares is not in accordance with GAAP. Paragraph 5 of EITF 98-5 requires that beneficial conversion features be valued separately at issuance of the convertible securities. The guidance further stipulates that the calculation of the beneficial conversion feature is the difference between the conversion price and the fair value of the common stock into which the security is convertible. Fair value under GAAP, as outlined above, is the quoted price of the Company's common stock.

In conclusion, we do not believe you have persuasive support for using a discount in light of the clear guidance in GAAP that precludes such a practice. We also believe GAAP is clear in requiring the use of a quoted market price to determine fair value and that a thin market is not grounds to conclude that a market is not active. Therefore, please restate your financial statements to reflect the recognition of the beneficial conversion feature of your preferred stock at the quoted price of the common stock on the commitment date of the preferred shares.

2. We note your response to prior comment 2. In the Certificate of Designation for the Series A Convertible Preferred Shares, filed in Form 8-K on February 10, 2005, we note that dividends can be paid in cash or in additional Series A Preferred Shares. For dividends which were paid in shares, please revise to disclose how you have evaluated these dividends for the existence of an additional beneficial conversion feature. Refer to Issue 10 of EITF 00-27.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

Management's Discussion and Analysis

Provision for loan losses (bad debt expenses), page 13

3. We note that for the year ended June 30, 2006, you have recognized $815,000, as a reduction to the fair value of your loans held for sale, but it does not appear that this was recognized until the fourth quarter of 2006. Please revise to disclose the factors which changed in the fourth quarter to trigger the loss recognized for the year.

4. In order to provide information about the risk elements of your loans held, please revise to include the following disclosures:

    - Loans accounted for on a nonaccrual basis;
    - Accruing loans which are contractually past due 90 days or more as to principal or interest payments;
    - Loans not included in the above categories, which are troubled debt restructurings; and
    - The nature and extent of any loans which are not currently classified in the above categories, but where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as one of the above categories.

Audited Financial Statements

Balance Sheet, page F-2

5. Please revise your balance sheet to present your student loan receivables held for sale at the lower of cost or fair market value. The presentation of such loans net of the allowance for loan loss does not appear consistent with GAAP. Please refer to paragraph 8 of SOP 01-6.

Note 2: Summary of Significant Accounting Policies, page F-8

General

6. Please revise to disclose your ownership percentage, the accounting treatment and basis for the treatment of your investment in Achiever Fund I, LLC. Refer

us to the technical literature you have considered.

Allowance for Loan Losses, page F-10

7. Your disclosure here of the recognition of a loss related to the decline in the fair value of your loans held for sale appears to contradict your disclosure on page F-13 which reflects a fair value of the student loan receivables in excess of the cost. Please revise to clarify this contradiction.

Stock-Based Compensation, page F-13

8. Please revise to include the disclosures required by paragraph 64 of SFAS 123(R) and to expand your discussion of the methodology used to value the options.

Note 3: Student Loan Receivables, Held for Sale, page F-14

9. Please revise to disclose if servicing has been retained on the sold loans. If so, please revise to include the disclosures required by paragraph 17 of SFAS 140. If servicing has not been retained, please disclose that fact.

Note 7: Stockholders' Equity

Series B Convertible Preferred Private Placement, page F-19

10. We note that you have issued Series B Convertible Preferred Shares in a private placement. Please file the Series B Certificate of Designation as an Exhibit or refer us to the date and form with which it was filed.

11. Please revise to disclose how you have evaluated the terms of the Series B Convertible Preferred Shares for the existence of a beneficial conversion feature. Refer to EITF 98-5. Specifically disclose how the conversion rates compared to your market price on the commitment date.

12. Please revise to disclose how you have evaluated the dividends to be paid on the Series B Convertible Preferred shares for recognition of an additional beneficial conversion feature. In your revision, please disclose if you have the choice to pay the dividends in preferred shares or in cash. Please refer to Issue 10 of EITF 00-27.

13. In your description of the Series B shares, it is noted that the shares have redemption features. Please revise to disclose methods of redemption and how

these were considered in determining the appropriateness of equity classification. Please tell us the GAAP literature you relied upon for this presentation.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with drafts of your intended revisions prior to filing an amendment.   Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3494 if you have questions regarding these comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief